

POWER OF ATTORNEY

Star One Global Capital Limited

Know all by these presents, that the undersigned hereby makes, constitutes, and appoints **Mei-Feng Lu Wang**, acting singly and with full power of substitution and re-substitution, as the undersigned's true and lawful attorney-in-fact (the "Attorney-in-Fact"), with full power and authority to act for the undersigned and in the undersigned's name, place, and stead, in any and all capacities, to:

1. **Prepare, execute, and submit to the Securities and Exchange Commission ("SEC") a Form ID**, including any amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required or considered advisable under Section 13 or Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") or any SEC rule or regulation;

2. **Prepare, execute, and submit to the SEC, to Star One Global Capital Limited (the "Company"), and/or to any national securities exchange on which the Company's securities are listed, any and all reports** (including amendments thereto) that the undersigned is required to file, or that the Attorney-in-Fact considers advisable to file, under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder, or under Rule 144 under the Securities Act of 1933, including but not limited to **Forms 3, 4, and 5; Schedules 13D and 13G; and Forms 144** with respect to any security of the Company;

3. **Obtain, as the undersigned's representative, information regarding transactions in the Company's equity securities** from any third party, including the Company, brokers, dealers, employee benefit plan administrators, and trustees, and the undersigned hereby authorizes any such third party to release such information to the Attorney-in-Fact.

The undersigned acknowledges that:

a) This Power of Attorney authorizes, but does not require, the Attorney-in-Fact to act in his or her discretion on information provided without independent verification;

b) Any documents prepared or executed by the Attorney-in-Fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and contain such information as the Attorney-in-Fact, in his or her discretion, deems necessary or desirable;

c) Neither the Company nor the Attorney-in-Fact assumes any liability for the undersigned's responsibility to comply with Section 13 or Section 16 of the Exchange Act or Rule 144, or

for any failure by the undersigned to comply with such requirements, or for any liability for disgorgement of profits under Section 16(b); and

d) This Power of Attorney does not relieve the undersigned of responsibility for compliance with obligations under Section 13 or Section 16 of the Exchange Act.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform every act necessary, proper, or advisable to carry out the foregoing, as fully as the undersigned might or could do personally, and hereby ratifies and confirms all that the Attorney-in-Fact, or any substitute, shall lawfully do by virtue of this Power of Attorney.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 4 or 5, Schedules 13D or 13G, or Forms 144 with respect to the undersigned's holdings or transactions in securities of the Company, unless earlier revoked in a signed writing delivered to the Attorney-in-Fact. This Power of Attorney revokes all prior powers of attorney relating to the subject matter hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of the date set forth below.

Name: Shen, Ching-Hang

Title: Chairman

Signature: Ching hang Shen

Date: 2026. 4. 14

Notary Public Name of Notary: PENG, LI-TING Notary Public

Date: APR 1 4 2026

Notary Signature & Seal:

2026 Pei-yuan-ming-jen-Peng-tzu

案號：北院民認彭字 770271 號 日期：APR 1 4 2026
Case No.: Date:
本文件 沈慶行 之簽名或蓋章，在臺灣臺北地方法院所屬民間公證人天正聯合事務所認證。
公證人：彭 莉 婷
Attested at The Tian Zheng Notary Public Office, Taiwan Taipei District Court, Republic of China, that the signature(s)/seal(s) of SHEN, CHING-HANG in this document is/are authentic.

公證人
Notary Public
Peng, Li-Ting

公證人 彭莉婷

事務所地址：台北市信義區基隆路1段163號6樓之3
(02)2764-6000/litin@taipeinotary.org
6F.-3, No. 163, Sec 1, Keelung Rd., Xinyi Dist, Taipei City 110, Taiwan(R.O.C.)

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